November 22, 2006

BY EDGAR TRANSMISSION

Confidential -- For Use of the Commission Only

Mr. Michael Volley

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

TransCommunity Financial Corporation

Current Report on Form 8-K

Filed August 14, 2006

File Number. 000-33355

Dear Mr. Volley:

TransCommunity Financial Corporation (the “Company”) has received the letter from Margaret Fitzgerald dated November 1, 2006 containing comments on the Current Report on Form 8-K, File No. 000-33355 (the “Form 8-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 14, 2006.  This letter on behalf of the Company responds to the comments set forth in your letter.

For convenience of reference, we have included each of your comments in this letter, and the Company’s response to each comment follows it.

Form 8-K filed on August 14, 2006

1.

Please tell us when you intend to file your amended Form 10-K for the year ended December 31, 2005, and amended Form 10-Q for the quarter ended March 31, 2006.

Response:  The Company anticipates filing its amended Form 10-KSB for the year ended December 31, 2005 (the “Form 10-KSB”) by December 31, 2006.  The Company anticipates filing its amended Form 10-Q for the quarter ended March 31, 2006 (the “Form 10-Q”) by December 31, 2006.

2.

Please revise to specifically identify the financial statements and years or periods covered that should no longer be relied upon, as required by Item 4.02(a)(1) of Form 8-K.  We note your present disclosure only refers to certain previously issued financial statements contained in the identified Form 10-K and 10-Q.

Response:  The Company has revised the Form 8-K to specifically identify the financial statements and periods that should no longer be relied upon.  These financial statements are the consolidated balance sheet at December 31, 2005 and consolidated income statement for the year ended December 31, 2005, as to be provided in the amended Form 10-KSB, and the consolidated balance sheet at March 31, 2006 and consolidated income statement for the quarter ended March 31, 2006, as to be provided in the amended Form 10-Q.

The Company is filing the amended Form 8-K at the same time as this letter.

3.

Information required by Item 4.02 was not correctly coded in the filed Form 8-K under Item 4.02.  In your amended 8-K, please ensure that this information is included under Item 4.02.

Response:  The Company will ensure that its amended Form 8-K will be correctly coded to reflect disclosure under Item 4.02.

* * * * *

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call me at (804) 934-9999 if you have any questions.

Sincerely,
/s/ Bruce B. Nolte
Bruce B. Nolte
President and Chief Executive Officer